Exhibit 99.(a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer (as defined herein) is being made in the United States solely by the Offer Document dated May 19, 2004, the Letter of Transmittal (in the case of Celltech ADSs (as defined below)), the Form of Acceptance (in the case of Celltech Shares (as defined below)), and any amendments or supplements thereto, and will not be made to (nor will tenders be accepted from or on behalf of) holders of Celltech Shares or Celltech ADSs in Belgium, Australia, Canada or Japan, or in any other jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of UCB by Lazard Frères & Co. LLC or one or more registered brokers or dealers licensed under the laws of such jurisdiction. The Offer is not being made in Belgium, Australia, Canada or Japan.

Notice of Recommended Cash Offer

for

All Issued and to be Issued Ordinary Shares and
All Issued American Depositary Shares

of

Celltech Group plc

at

550 pence for every Ordinary Share
1,100 pence for every American Depositary Share

by

UCB S.A.

UCB S.A., a société anonyme organized under the laws of the Kingdom of Belgium ("UCB"), is offering to purchase (i) all issued and to be issued ordinary shares, nominal value 50 pence each ("Celltech Shares"), of Celltech Group plc, a public limited company incorporated under the laws of England and Wales ("Celltech" or the "Company"), at 550 pence per Celltech Share, and (ii) all issued American Depositary Shares ("Celltech ADSs"), each representing two Celltech Shares and evidenced by American Depositary Receipts ("Celltech ADRs"), at 1,100 pence per Celltech ADS, on the terms and subject to the conditions set forth in the Offer Document dated May 19, 2004 (the "Offer Document"), and in the related Form of Acceptance or Letter of Transmittal, respectively (which, together with the Offer Document and any amendments or supplements thereto, collectively constitute the "Offer"). Celltech Shares and Celltech ADSs are referred to collectively as "Celltech Securities". UCB will pay all charges and expenses of The Bank of New York, in its capacity as the depositary for Celltech ADSs and as tender agent (the "Tender Agent") for the Offer in respect of Celltech ADSs, Lazard Frères & Co. LLC, which is acting as the Dealer Manager for the Offer in the United States (the "U.S. Offer"), Georgeson Shareholder Communications, Inc., which is acting as the information agent for the offer in respect of Celltech ADSs (the "U.S. Information Agent"), and Capita IRG plc, which is acting as the information agent for the Offer in respect of Celltech Shares (the "U.K. Information Agent"), incurred in connection with the Offer.

THE OFFER WILL REMAIN OPEN FOR ACCEPTANCE DURING THE INITIAL OFFER PERIOD. THE INITIAL OFFER PERIOD FOR ACCEPTANCES AND WITHDRAWALS WILL EXPIRE AT 3:00 P.M. (LONDON TIME), 10:00 A.M. (NEW YORK CITY TIME), ON JUNE 17, 2004, UNLESS EXTENDED TO A LATER CLOSING DATE. AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, IF ALL CONDITIONS OF THE OFFER HAVE BEEN SATISFIED, FULFILLED OR, WHERE PERMITTED, WAIVED, THE OFFER WILL BE EXTENDED FOR A SUBSEQUENT OFFER PERIOD OF AT LEAST 14 CALENDAR DAYS. HOLDERS OF CELLTECH SECURITIES WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE OFFER FROM THE DATE OF THIS ANNOUNCEMENT UNTIL THE SPECIFIED TIME ON THE LAST DAY OF THE INITIAL OFFER PERIOD, BUT NOT DURING THE SUBSEQUENT OFFER PERIOD.

THE DIRECTORS OF CELLTECH CONSIDER THE TERMS OF THE OFFER TO BE FAIR AND REASONABLE. ACCORDINGLY, THE CELLTECH DIRECTORS UNANIMOUSLY RECOMMEND THAT HOLDERS OF CELLTECH SECURITIES ACCEPT THE OFFER.

The Offer is conditioned on, among other things, valid acceptances being received (and not, where permitted, being withdrawn) by 3:00 p.m. (London time), 10:00 a.m. (New York City time) on June 17, 2004, or such later time(s) and/or date(s) as UCB may, subject to the City Code on Takeovers and Mergers (the "City Code") and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), decide in respect of not less than 90 percent (or such lesser percentage as UCB may decide) of the Celltech Shares (including Celltech Shares represented by Celltech ADSs) to which the Offer relates, provided that this condition will not be satisfied unless UCB shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Celltech Shares (including Celltech Shares represented by Celltech ADSs) carrying in aggregate more than 50 percent of the voting rights normally exercisable at a general meeting of Celltech, including for this purpose (to the extent, if any, required by the Panel on Takeovers and Mergers) any voting rights attaching to any Celltech Shares (including Celltech Shares represented by Celltech ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

UCB reserves the right (but will not be obliged, other than as may be required by the City Code or the Exchange Act) at any time or from time to time to extend the Offer and, in such event, any decision to extend the Offer will be publicly announced by 8:00 a.m. (London time) in the United Kingdom and 8:00 a.m. (New York City time) in the United States on the business day following the day on which the Offer was due to expire. Except with the consent of the Panel and the Securities and Exchange Commission, the Initial Offer Period for acceptances and withdrawals may not extend beyond 1:00 p.m. (London time), 8:00 a.m. (New York City time), on July 18, 2004.

If the Offer becomes or is declared unconditional, the tendered Celltech Securities shall be deemed to be accepted for payment and the consideration for Celltech Securities so purchased pursuant to the Offer will be paid, with respect to acceptances received during the Initial Offer Period, within 14 calendar days after the expiration of the Initial Offer Period. Following expiration of the Initial Offer Period, UCB will provide a Subsequent Offer Period of at least 14 calendar days, during which time acceptances of the Offer may be received. With respect to acceptances received during the Subsequent Offer Period, consideration for those securities will be paid within 14 calendar days of receipt of acceptance.

Payment for Celltech Securities purchased pursuant to the Offer will be made only after timely receipt by the Tender Agent for the Offer in the United States, in the case of Celltech ADSs, and by Capita IRG Plc, in its capacity as the "Receiving Agent" for the Offer, in the case of Celltech Shares, of (i) certificates representing the Celltech Shares, Celltech ADRs evidencing the Celltech ADSs, or (only in the case of Celltech ADSs) timely confirmation of book-entry transfer of such Celltech ADSs evidenced by ADRs into the Tender Agent's account pursuant to the terms set forth in the Offer Document, (ii) the Letter of Transmittal (in the case of acceptances relating to Celltech ADSs) or the Form of Acceptance (in the case of acceptances relating to Celltech Shares), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or the Form of Acceptance. To facilitate settlement of the Offer, unless they elect to receive pounds sterling, holders of Celltech ADSs will receive cash consideration in U.S. dollars based on the spot rate in London on day funds are received by the Tender Agent. Under no circumstances will interest on the purchase price of Celltech Securities be paid by UCB because of any delay in paying for any Celltech Shares (including Celltech Shares represented by Celltech ADSs).

If all of the conditions to the Offer have been either satisfied, fulfilled, or to the extent permitted, waived and UCB has acquired or contracted to acquire, pursuant to the Offer or otherwise, at least 90 percent of the Celltech Shares (including Celltech Shares represented by Celltech ADSs) to which the Offer relates, before September 19, 2004, UCB will be entitled and intends to acquire the remaining Celltech Shares on the same terms as the Offer pursuant to the compulsory acquisition procedure set forth in sections 428 to 430F (inclusive) of the United Kingdom Companies Act 1985, as amended. If a holder of Celltech ADSs wishes to accept the Offer in respect of Celltech ADSs and the ADRs evidencing such Celltech ADSs are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the Tender Agent while the Offer remains open for acceptances, such holder's acceptance of the Offer in respect of Celltech ADSs may be effected by following the Guaranteed Delivery Procedures (as defined and set forth in the Offer Document).

Acceptances of the Offer may be withdrawn pursuant to the procedures set out below at any time from the date of this announcement until the latest time specified for receipt of acceptances on the last day of the Initial Offer Period and in certain other limited circumstances described in the Offer Document. Celltech Securities in respect of which acceptances have been received during the Initial Offer Period and not validly withdrawn during the Initial Offer Period, and Celltech Securities in respect of which acceptances have been received during the Subsequent Offering Period, may not be withdrawn, except in certain limited circumstances described in the Offer Document. To be effective, a written notice of withdrawal must be received on a timely basis by the party (either the Receiving Agent or the Tender Agent) to whom the acceptance was originally sent at one of the addresses set forth in the Offer Document and must specify the name of the person who has tendered the Celltech Shares or Celltech ADSs, the number of Celltech Shares or Celltech ADSs to be withdrawn and (if Celltech ADSs have been tendered) the name of the registered holder, if different from the name of the person whose acceptance is to be withdrawn. In respect of Celltech ADSs, if Celltech ADRs have been delivered or otherwise identified to the Tender Agent, then, prior to the physical release of such Celltech ADRs, the serial numbers shown on such Celltech ADRs must be submitted and, unless the Celltech ADSs evidenced by such Celltech ADRs have been delivered by an Eligible Institution (as defined in the Offer Document), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Celltech ADSs evidenced by Celltech ADRs have been delivered pursuant to the procedures for book-entry transfer set forth in the Offer Document, any notice of withdrawal must specify the name and number of account at the appropriate Book-Entry Transfer Facility (as defined in the Offer Document) to be credited with the withdrawn Celltech ADSs and must otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the validity (including the time of receipt) of any notice of withdrawal will be determined by UCB, whose determination (except as required by the Panel) shall be final and binding.

The receipt of cash in exchange for Celltech Securities pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. U.S. Holders (as defined in the Offer Document)

who sell their Celltech Securities pursuant to the Offer generally will recognize taxable gain or loss equal to difference between their amount realized and their tax basis in the Celltech Securities. Such gain or loss generally will be U.S.-source capital gain or loss, and will be long-term if such U.S. Holders held their Celltech Securities for more than one year. See the Offer Document for more information on calculating the amount realized as well as other U.S. federal income tax consequences of accepting the Offer, including any potential foreign currency gains or losses.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer Document and incorporated herein by reference. The Offer Document, the Letter of Transmittal (in the case of Celltech ADSs), the Form of Acceptance (in the case of Celltech Shares) and related materials are being mailed to holders of record of Celltech ADSs and Celltech Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear as holders of record, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Celltech ADSs and Celltech Shares. Holders of Celltech Shares may only tender their Celltech Shares pursuant to a Form of Acceptance, which may be obtained by contacting the U.K. Information Agent in accordance with its contact details below.

In accordance with the City Code, normal U.K. Practice and Rule 14e-5 under the Exchange Act, Lazard & Co., Limited, Morgan Stanley & Co. Limited and J.P. Morgan plc and/or their respective affiliates will continue to act as connected exempt market makers or connected exempt principal traders in Celltech Shares on the London Stock Exchange. Information regarding such activities which is required to be made public in the United Kingdom pursuant to the City Code is reported to a Regulatory Information Service of the U.K. Listing Authority. This information will also be made available to U.S. holders of Celltech Shares and Celltech ADSs by contacting the U.K. Information Agent at the telephone number listed below.

In addition, in accordance with normal U.K. practice and pursuant to exemptive relief granted by the Securities Exchange Commission (the "SEC") from Rule 14e-5 under the Exchange Act, UCB and its nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, Celltech Shares outside the United States during the period in which the Offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 and with the exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with applicable U.K. rules, including the City Code, the rules of the U.K. Listing Authority and the rules of the London Stock Exchange. This information will be disclosed in the United States through amendments to UCB's Tender Offer Statement on Schecule TO on file with the SEC to the extent that such information is made public in the United Kingdom pursuant to the City Code. Free copies of the Tender Offer Statement are available on the SEC's website at http://www.sec.gov.

The Offer Document, the related Letter of Transmittal and related materials contain important information which should be read carefully before any decisions are made with respect to the Offer.

Requests for assistance or copies of the Offer Document, the Letter of Transmittal, the Form of Acceptance and all other related materials may be directed to the applicable Information Agent in accordance with information set forth below, and copies will be furnished promptly at UCB's expense. Except as set forth in the Offer Document, no fees or commissions will be paid to brokers, dealers or other persons for soliciting tenders of Celltech Shares and Celltech ADSs pursuant to the Offer.

The U.S. Information Agent is:	The U.K. Information Agent is:
CAPITA
17 State Street, 10th Floor New York, New York 10004 Banks and Brokers Call: (212) 440 9800 Toll Free in the U.S.: (800) 261 1054	Corporate Action P.O. Box 166 The Registry 34 Beckenham Road Beckenham, Kent BR3 4TH Toll Free in the U.K.: 0870 162 3118 From the U.S. and other countries: +44 20 8639 2157
The Dealer Manager for the U.S. Offer is:

Lazard Frères & Co. LLC 30 Rockefeller Plaza New York, New York 10020

May 19, 2004